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                         June 24, 2024

       Alejandro Hernandez
       President and Director
       Calor Del Sol Inc.
       1400 112th Ave. SE, Suite 100
       Bellevue, WA 98004

                                                        Re: Calor Del Sol Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 12, 2024
                                                            File No. 333-280138

       Dear Alejandro Hernandez:

               Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, your registration statement fails to include financial statements meeting the requirements of Regulation S-X, as well as any financial information required by Rule 3-05 and Article 11 of Regulation S-X.

              We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

                                                        Please contact Rebekah
Reed at 202-551-5332 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Trade & Services
       cc:                                              Andrew Befumo